Code of Conduct Published April 2023 [Excerpts for filing purposes] Exhibit 19(a)

[pages 2 and 3 omitted for filing purposes]

Our Code Our Code of Conduct (Code) applies to all employees, including executive officers, and in some cases the Board of Directors of Wells Fargo & Company (collectively referred to in this document as “the Board”). Employees are expected to adhere to the Code, Employee Handbook, and company policies and to comply with applicable laws and regulations. 4 of 19 Code of Conduct TO C D ecision m aking Speak U p Introduction D o w hat is right C losing [additional text omitted for filing purposes]

[pages 4 through 12 omitted for filing purposes]

Insider trading and other trading restrictions Employees must never buy, sell, or otherwise transact in securities when they have material nonpublic information (MNPI) about the issuer of the securities, nor should they ever “tip” others by disclosing MNPI. These restrictions apply to transactions or trades conducted in the employee’s personal accounts or any other account over which the employee has influence or control and continue to apply even after the employee is no longer employed by Wells Fargo. Employees must: • Understand and follow any trading policies, firewall, and other restrictions that apply to them and their business. • Report to the Global Compliance Control Group as soon as possible the receipt of any MNPI about customers or third parties. • Report to the Global Compliance Control Group any inadvertent disclosure or receipt of MNPI. Employees and the Board are prohibited from engaging in derivative or hedging transactions involving any company securities, including Wells Fargo common stock. This hedging prohibition applies to any type of transaction in securities that limits investment risk through the use of derivatives, such as options, puts, calls, futures contracts, or other similar instruments. The Board, executive officers, and certain other employees expressly identified and notified by the Personal Account Dealing Team in coordination with the Legal Department are subject to quarterly black-out or freeze periods involving company securities. Certain transactions that comply with applicable securities laws may be subject to specific exceptions from these requirements, including transactions under a trading plan that complies with U.S. securities law requirements. In addition to complying with U.S. securities laws, a trading plan must be preapproved by Wells Fargo’s General Counsel or Corporate Secretary. 13 of 19 Code of Conduct TO C D ecision m aking Speak U p Introduction D o w hat is right C losing [additional text omitted for filing purposes]

[pages 14 through 19 omitted for filing purposes]